FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 25, 2009 announcing that Registrant is providing its SkyEdge II broadband satellite communications network covering more than 3,500 rural sites nationwide to Telefónica del Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated November 25, 2009

Gilat chosen by Telefónica del Peru for broadband satellite communications project covering more than 3,500 sites

– Contract is part of Telefónica Latinoamérica’s initiative to deploy broadband services across the region –

Petah Tikva, Israel, November 25, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it is providing a Gilat SkyEdge II broadband satellite communications network covering more than 3,500 rural sites nationwide to Telefónica del Peru. Telefónica del Peru is a subsidiary of Telefónica Latinoamérica, one of Latin America’s largest telecommunications operators serving tens of millions of customers in 15 countries.

As part of Telefonica del Peru’s Universal Service Obligation, the SkyEdge II VSAT network will deliver broadband Internet services to remote areas of Peru, enabling citizens to benefit from email, fast web searches, streaming video content, e-commerce, and research related to health care, education and housing.

The network will also provide toll-quality telephony to rural populations, enabling them to stay in touch with friends and family worldwide. With optimized Voice-over-IP (VoIP) telephony, SkyEdge II assures voice quality, grade-of-service and efficiency for all telephony needs by guaranteeing bandwidth for the duration of the call and minimizing jitter to deliver toll-grade quality.

Telefónica companies have successfully deployed Gilat VSAT networks across Latin America for a wide variety of applications since 1997.

“For years, we have benefited from each new generation of Gilat VSAT satellite technology. As the latest generation, the highly efficient SkyEdge II platform helps us offer our customers the broadest range of communications services, at compelling economics,” said Séneca De La Puente Estremadoyro, Director of Network Systems, Telefónica del Peru. “SkyEdge II is the latest example of how new technologies from Gilat enable us to deploy new service offerings, while ensuring long-term cost containment.”

Russell Ribeiro, Gilat Regional Vice President, Latin America, “We are pleased to once again partner with one of Latin America’s leading telcos to help improve the lives of rural consumers and help drive the development of businesses throughout the country. By taking advantage of our latest technology advancements, decades of VSAT expertise and local service and support, the region’s telcos can continue to offer reliable broadband networking to their customers anywhere, at any time.”

Deployment of the network for Telefónica del Peru is well underway. The new contract is part of Telefónica Latinoamérica’s initiative to deploy broadband services to remote locations across the region. Gilat was selected as the supplier of broadband satellite communications networks for several Telefónica Latinoamérica subsidiaries.

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About Telefónica Latinoamérica
Telefónica Latinoamérica is a wholly owned subsidiary of Spanish-based Telefónica. It offers mobile and fixed-line services in Argentina, Brazil, Chile, Colombia, Ecuador, El Salvador, Guatemala, Mexico, Nicaragua, Panama, Peru, Puerto Rico, Uruguay ,Venezuela and the United States. For more information, visit www.telefonica.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com